BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Corporation"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on April 14, 2004.

Item 3 - News Release

A News Release was issued on April 28, 2004 via Canada News Wire.

Item 4 - Summary of Material Change

The Corporation has retained Equity Communications, LLC, as its United States financial public relations firm to provide comprehensive financial public relation services.

Item 5 - Full Description of Material Change

The Corporation has retained Equity Communications, LLC ("Equity"), as its United States financial public relations firm to provide comprehensive financial public relation services, including introductions to various security dealers, investment advisors, analysts, and other members of the financial community, organization of and participation in meetings with prospective investors and responding to shareholder inquiries.

The terms of the agreement are as follows: duration of 12 months with monthly compensation of US$6,000.00, reimbursement of costs and 200,000 stock options to be issued upon receipt of TSX Venture Exchange acceptance of the agreement.

About Equity Communications, LLC

Equity was founded in 1988 by Ira Weingarten, who remains its controlling shareholder. Equity provides comprehensive financial public relations services primarily for small and micro-cap public companies. Based in Santa Barbara and Metro New York, Equity is quite selective in its client base, having represented approximately 50 clients over the past 16 years, with a maximum of five active clients at any one time.

Equity and Birch Mountain are at arm's length to each other. Other than the 200,000 shares issuable upon exercise of stock options to be granted to Equity, Equity has no right or intent to acquire an interest in Birch Mountain.

Land Holdings

On April 14, 2004, the Corporation applied to convert all or portions of 15 metallic and industrial mineral permits in the Athabasca property to 26 metallic and industrial mineral leases. Currently the Corporation holds mineral rights to 233,817 hectares (577,773 acres) in the Athabasca property and 82,944 hectares (204,958 acres) in the Birch Mountains property.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

                Douglas J. Rowe, President and Chief Executive Officer
                Telephone: (403) 262-1838
                Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 28th day of April, 2004.